

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2019

Richard Hylen
Chairman and Chief Executive Officer
Simlatus Corp
175 Joerschke Drive
Suite A
Grass Valley, CA 95945

>   **Re: Simlatus Corp**
>   **Form 10-K for the Year Ended March 31, 2018**
>   **Filed September 24, 2018**
>   **File No. 000-53276**

Dear Mr. Hylen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Telecommunications